6 November 2008

Cadbury Announces New Non-Executive Director

We are today pleased to announce the appointment of Colin Day as a Non-executive Director.

Colin has been Chief Financial Officer of Reckitt Benckiser plc since 2000. He has played a major role in helping establish Reckitt Benckiser as one of the leaders in its field with strong focus on performance and delivery. Colin is also a Non-executive Director of WPP Group plc. Colin will join the Board with effect from 1 December 2008 and will assume the role of Chairman of the Audit Committee with effect from April 2009.

Commenting on the appointment, Chairman of Cadbury, Roger Carr, said “With Colin’s appointment we have strengthened the Board with an exceptional Non-executive Director. Colin’s extensive experience in consumer products and strong focus on performance and execution will materially add to the skills and capabilities of our Board.”

Ends

For further information
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Katie Bell Alex Harrison
The Maitland Consultancy	+44 20 7379 5151
Philip Gawith

Notes:

About Cadbury plc
Cadbury plc is a leading global confectionery company with an outstanding portfolio of chocolate, gum and candy brands. It has number one or number two positions in over 20 of the world’s 50 largest confectionery markets. Cadbury also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg, Flake and Green & Black’s in chocolate; Trident, Clorets, Dentyne, Hollywood, Bubbaloo and Stimorol in gum; and Halls, Cadbury Eclairs and The Natural Confectionery Company in candy.